Mail Stop 3561

                                                February 27, 2006

Mr. James F. McCann
Chief Executive Officer
1-800-Flowers.Com, Inc.
1600 Stewart Avenue
Westbury, New York 11590

      Re:	1-800-Flowers.Com, Inc.
      Form 10-K for the Fiscal Year Ended July 3, 2005
      Filed September 15, 2005
      File No. 0-26841

Dear Mr. McCann:

      We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 3, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 30

1. Please tell us the amount of net revenues derived from fees paid by BloomNet members, distribution service fees for winery fulfillment operations, royalties, franchise fees and sublease rents for each year presented. If revenues from these classes exceed 10% of total revenues please expand the disclosure of your revenue recognition policy as appropriate and separately disclose revenues, and related costs and expenses, from these sources on the face of your income statement. Please refer to Rule 5-03(b)(1) of Regulation S-X.

Results of Operations, page 31

General

2. In future filings, please quantify in dollars to the extent practicable the amount of increases or decreases attributed to each factor that contributes to material changes in financial statement line items between periods. For example, please quantify:

* the turnaround of the home and garden gift category, revenues from
Cheryl & Co. and growth in floral and complementary gift categories in your discussion of net revenues;
* the incremental gross profit contributed from Cheryl & Co. and The
WineTasting Network and the increase in carrier fuel charges and shipping costs associated with the placement of the Valentine`s Day holiday in your discussion of gross profit;
* the increase in media spending and personnel and the decreases in order processing costs in your discussion of marketing and sales expense;
* incremental expenses associated with acquisitions and the increase in the cost of maintenance and license agreements in your discussion of technology and development expense; and
* incremental expenses associated with acquisitions and the increases in professional fees, costs related to the BloomNet business-to-business expansion and insurance costs in your discussion of general and administration expenses.

Other Income (Expense), page 35

3. Please tell us the amount of losses incurred upon closure/conversion of retail stores classified in other income
(expense) for each year presented. In future filings please classify these items as a component of operating income in your statement of income. Please refer to paragraph 25 of FAS 144.

Consolidated Financial Statements

Note 1 - Description of Business, page F-6

4. Please tell us the operating segments you have identified in accordance with paragraphs 10-15 of FAS 131. In doing so, please tell us the factors you used to identify operating segments and the financial information regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated to segments and assess their performance. In addition, please tell us the facts and circumstances that support your conclusion that identified operating segments meet the aggregation criteria in paragraph 17 of FAS 131 and have similar economic characteristics. In your response, please specifically address your floral operations, the distribution of specialty gift items supplied under co-branding and strategic relationships, retail store operations, franchise operations and the operations of Plow & Hearth, The Children`s Group,
The Popcorn Factory, Cheryl & Co and The WineTasting Network.

5. Please disclose in future filings revenues for each group of similar products or tell us why disclosure is not required. See paragraph 37 of FAS 131. Please also expand your discussion and analysis of revenues in Management`s Discussion and Analysis of Financial Condition and Results of Operations to discuss revenues and known trends for each group of similar products.

Inventories, page F-6

6. Please tell us and disclose in future filings the cost elements included in inventory. Refer to Rule 5-02(6)(b) of Regulation S-
X.

Revenue Recognition, page F-8

7. Please tell us the principal terms of your standard agreements with BloomNet members, Order Fulfillment Agreements with BloomNet members to operate LFCs, franchise agreements, co-branding and distribution agreements with third party specialty gift suppliers and agreements with growers under your "Fresh From Our Growers" program.
Please also provide us with a description of the facts and circumstances that support revenue recognition on a gross basis for these fulfillment relationships. Refer to EITF 99-19. In addition, please tell us and disclose in future filings your standard shipping terms and why you believe it is appropriate to recognize revenue upon shipment as opposed to delivery.

*	*	*	*	*

      Please respond to these comments within 10 business days or tell us when you will provide us a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,



William Choi
Branch Chief

??

??

??

??

James F. McCann
1-800-Flowers.Com, Inc.
February 27, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE